

February 18, 2016

<u>Via Email</u>
Matthew Flandermeyer
Chief Financial Officer
Golden Entertainment, Inc.
6595 South Jones Boulevard
Las Vegas, Nevada 89118

> **Re:** **Golden Entertainment, Inc.**
> **Form 10-K for the year ended December 28, 2014**
> **Filed March 12, 2015**
> **Form 10-Q for the quarterly period ended September 30, 2015**
> **Filed November 6, 2015**
> **File No. 000-24993**

Dear Mr. Flandermeyer:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Accounting Branch Chief